March 13, 2014	Lisa M. Kahle
T +1 (415) 315-6320
F +1 (415) 315-6033
lisa.kahle@ropesgray.com

Via EDGAR and Federal Express

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed December 11, 2013

Form 8-K dated January 13, 2014

Filed January 17, 2014

File No. 001-15803

Dear Mr. Rosenberg:

On behalf of Avanir Pharmaceuticals, Inc. (“Avanir” or the “Company”), we are responding to the Staff’s letter dated February 12, 2014 (the “Comment Letter”), relating to the above-referenced filings on Form 10-K and Form 8-K. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 1. Business

Executive Overview, page 4

1.	We note your disclosure on this page of terms relating to the co-promotion agreement with Merck Sharp & Dohme Corp. Please file this agreement as an exhibit to your annual report pursuant to Item 601(b)(10) of Regulation S-K. Alternately, if you are not substantially dependent on this agreement, please advise us as to the basis of your conclusions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is not substantially dependent upon the co-promotion agreement with Merck Sharp & Dohme Corp. (the “Merck Agreement”). The Company is not substantially dependent upon

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the Merck Agreement because the agreement did not account for any of the Company’s revenue for the twelve months ended September 30, 2013 and accounted for approximately 5% of the Company’s revenue for the three months ended December 31, 2013. Accordingly, if the Merck Agreement were to be terminated and the Company were to no longer receive revenue under the Merck Agreement, the Company’s business, financial condition and results of operations would not be materially adversely effected. Moreover, the Merck Agreement is the type of agreement that ordinarily accompanies the kind of business conducted by the Company. The Company represents to the Staff that the Company will file the Merck Agreement as an exhibit in the future if the Company becomes substantially dependent upon such agreement.

Intellectual Property Rights

Patents, page 9

2.	Please disclose in this section the number of material patents covering AVP-923. As to each such material patent, please provide:

•	the expiration date;

•	the jurisdiction covered by the patent;

•	the type of protection offered by each such patent;

•	whether the patent is owned by or licensed to the company; and

•	whether the patent is currently subject to the litigation you discuss elsewhere in your annual report.

As to any licensed material patents related to AVP-923, indicate from whom they were licensed and describe the material terms of the license agreement and the duration of the license, including any conditions that must be satisfied in order to maintain the license. Please file all such license agreements as exhibits to your report.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to include the following disclosure in its future annual reports on Form 10-K:

“AVP-923 is covered by three U.S. patents for a formulation and methods of use. One of these patents, which is licensed to us by the Center for Neurologic Study (“CNS”), will expire on January 26, 2016. Descriptions of the material terms of the license agreements with CNS are set forth under the caption “Liquidity and Capital Resources” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as in the footnotes to the financial statements. The other two patents are owned by us and will expire on July 17, 2023 and August 13, 2026, respectively. As more fully described under “Item 3. Legal Proceedings” in this annual report, we received Paragraph IV certification notices from five separate companies contending that all three of these patents are invalid, unenforceable and/or will not be infringed by the manufacture, use, or sale of a generic form of NUEDEXTA. In addition to the United States, AVP-923 formulations and methods of use patents have issued in 36 other

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countries. We have filed for patent term extensions, also known as supplementary protection certificates, in European countries where we received regulatory approval. Our non-U.S. patents will expire from September 2014 to July 2023, which may be extended if any of our supplementary protection certificates are approved. In addition to our issued patents, we have patent applications relating to AVP-923 pending in the United States and other countries.”

The Company respectfully advises the Staff that the material terms of the license agreements with CNS are described in “Liquidity and Capital Resources” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (i.e., on page 47 of the Annual Report on Form 10-K for the fiscal year ended September 30, 2013) as well as in footnote 9 to the financial statements contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 2013. The Company is aware of the Staff’s preference for issuers to not repeat similar disclosure in multiple places within one report and therefore intends to include a cross-reference to such descriptions in this Intellectual Property Rights section, rather than repeat the description of material terms of the license agreements with CNS, in its future annual reports on Form 10-K. The Company also respectfully advises the Staff that the license agreements with CNS have already been filed on EDGAR as Exhibits 10.1 and 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2005.

Risk Factors

“We have received notices of ANDA filings for NUEDEXTA…, pages 13-14

3.	We note your disclosure here that you have entered into settlements with three of the parties challenging patents covering NUEDEXTA, and that the settlements grant the companies the “right to begin selling a generic version of NUEDEXTA on July 30, 2026, or earlier under certain circumstances.” Please fully disclose the circumstances under which the companies would be allowed to introduce a generic version of NUEDEXTA prior to 2026 and disclose to what extent your term of exclusivity could be shortened under such circumstances. Additionally, please file the settlement agreements as exhibits to your annual report pursuant to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and notes that “or earlier under certain circumstances” refers to the fact that the three companies with whom the Company has entered into settlement agreements could begin selling a generic version of NUEDEXTA prior to July 30, 2026. Disclosing the circumstances under which the three companies could begin selling a generic version of NUEDEXTA prior to July 30, 2026 could potentially harm the Company’s position in the litigation and compromise any potential settlement negotiations with the remaining parties. The Company represents to the Staff that the Company will expand on the disclosure of the settlement agreements when the litigation has been concluded.

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The Company acknowledges the Staff’s request to file the settlement agreements as exhibits to its Form 10-K; however, the Company respectfully advises the Staff that the Company does not believe that such agreements need to be filed with the SEC because the Company is not substantially dependent upon the settlement agreements. Because litigation is still proceeding with respect to two of the companies who have provided Paragraph IV certifications to the Company, the Company is not substantially dependent upon the settlement agreements that it has entered into with the other three companies who also provided Paragraph IV certifications to the Company. That is, should the Company not prevail in its litigation against the two companies with whom litigation is ongoing, then at least one of the five companies (and possibly more) who provided Paragraph IV certifications to the Company will be permitted to introduce a generic drug into the market well before July 30, 2026 (the date upon which the settlement agreements grant the three companies the right to begin selling a generic version of NUEDEXTA), notwithstanding the existence of settlement agreements with the other three parties.

On the other hand, if the Company does prevail in its litigation against the two companies with whom litigation is still ongoing, then the Company will have a judgment providing that its patents are not invalid or unenforceable and/or that the patents would be infringed by the manufacture, use, or sale of a generic form of NUEDEXTA; it is this judgment, not the existing settlement agreements, that the Company would be substantially dependent upon in this scenario.

Because the Company is substantially dependent upon the outcome of the remaining litigation, not upon the three settlement agreements, the Company respectfully advises the Staff that the settlement agreements should not need to be filed as exhibits to the Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

Item 7. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 38

4.	We acknowledge your revenue recognition policy within your Summary of Significant Accounting Policies within your Notes to the Consolidated Financial Statements. We believe that your disclosure related to estimates of items that reduce gross revenue such as estimated discounts, customer rebates, chargebacks, co-pays, and product returns could be improved. Please provide us proposed disclosure to be included in future periodic reports to address the following:

•	Nature and amount of each accrual at the balance sheet date

•	The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

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•	To the extent that information you consider in the preceding bullet is quantifiable, disclose both quantitative and qualitative information and to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

•	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

•	Include a roll forward of the liability for each estimate for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provisions related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

•	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that hinges in your estimates of these items had on your revenues and operations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to include the following disclosure in its future periodic filings under “Critical Accounting Policies and Estimates: Revenue Recognition” (underlined language in the text below represents new disclosure):

“Product Sales — NUEDEXTA. NUEDEXTA is sold primarily to third-party wholesalers who, in turn, sell this product to retail pharmacies, hospitals, and other dispensing organizations. The Company has entered into agreements with wholesale customers, group purchasing organizations and third-party payers throughout the United States. These agreements frequently contain commercial terms, which may include favorable product pricing and discounts and rebates payable upon dispensing the product to patients. Additionally, these agreements customarily provide the customer with rights to return the product, subject to the terms of each contract. Consistent with pharmaceutical industry practice, wholesale customers can return purchased product during an 18-month period that begins six months prior to the product’s expiration date and ends 12 months after the expiration date. We recognize revenue upon shipment of NUEDEXTA to our wholesalers and other customers.

March 13, 2014

The Company records allowances for customer credits, including estimated discounts, co-pay assistance, rebates and chargebacks. These allowances provided by the Company to a customer are presumed to be a reduction of the selling prices of our products and, therefore, are characterized as a reduction of revenue when recognized in the Company’s consolidated statement of operations. The Company believes the assumptions used to estimate these allowances are reasonable considering known facts and circumstances. However, actual rebates, chargebacks and returns could differ materially from estimated amounts because of, among other factors, unanticipated changes in prescription trends and any change in assumptions affecting sell-through and research data purchased from third parties. Product shipping and handling costs are included in cost of product sales.

The Company offers discounts to certain of its customers, including discounts to wholesalers for certain services, cash discounts to customers for the early payment of trade receivables and patient discounts in the form of co-pay assistance for the purchase of NUEDEXTA through the use of coupons. The Company accrues for discounts based on the contractual terms of agreements with customers and historical experience. The estimated redemption cost of the coupons accrued is based on the historical experience for NUEDEXTA and sell-through data purchased from third parties. Cash discount accruals for early payment of trade receivables are recorded as a contra asset to trade receivables in the Company’s consolidated balance sheets. All other discount accruals are recorded in accrued expenses in the Company’s consolidated balance sheets.

The Company participates in various managed care access rebate programs, the largest of which relate to Medicaid, Medicare and commercial insurers. The Company also incurs chargebacks, which are contractual discounts given primarily to federal government agencies and group purchasing organizations. The Company estimates rebate and chargeback accruals using quantitative factors such as contractual terms of agreements with its customers, historical experience, estimated percentages of product sold to qualified patients and estimated levels of inventory in the distribution channel. These quantitative factors are supplemented by additional factors such as management’s judgment with respect to many factors, including but not limited to, current market dynamics, changes in sales trends, an evaluation of current laws and regulations and product pricing. The Company evaluates percentages of NUEDEXTA sold to qualified patients primarily through analysis of wholesaler and other third party sell-through and research data. Additionally, there is a significant time lag between the date the Company estimates the accrual and when the Company actually pays the accrual. Due to this time lag, the Company records adjustments to estimated accruals over several periods, which can result in a net increase to net loss or a decrease to net loss in those periods. The rebate and chargeback accruals are recorded in accrued expenses in the Company’s consolidated balance sheets.

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The Company estimates future returns and records a returns reserve as a reduction to revenue. The returns reserve represents a reserve for NUEDEXTA that may be returned primarily due to product expiration and is estimated based on contractual terms with customers and historical return trends as a percentage of gross sales. The returns reserve is recorded as a contra asset to trade receivables in our consolidated balance sheets. The Company has experienced returns between [ ]% and [ ]% of annual net product sales during fiscal years 20X1, 20X2 and 20X3.”

In addition, the Company proposes to add the table below to “Critical Accounting Policies and Estimates, Revenue Recognition” under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for all periods presented.

The following table provides a summary of activity with respect to our sales allowances and accruals during 20X1, 20X2 and 20X3.

	Balance at Beginning of Period		Accruals		Payments/ Credits		Balance at end of period
20X1
Accrued discounts and co-pay assistance	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Accrued rebates and chargebacks		[ ]		[ ]		[ ]		[ ]
Subtotal		[ ]		[ ]		[ ]		[ ]
Reserve for doubtful accounts		[ ]		[ ]		[ ]		[ ]
Reserve for product returns		[ ]		[ ]		[ ]		[ ]
Reserve for cash discounts		[ ]		[ ]		[ ]		[ ]
Total	$	[ ]	$	[ ]	$	[ ]	$	[ ]

The Company acknowledges the Staff’s comment with respect to discussing any shipments made as a result of incentives and/or in excess of the Company’s customers’ ordinary course of business inventory level and advises the Staff that it has reviewed its shipments and does not believe this is applicable at this time. The Company represents that it will continue to assess this matter and will make appropriate disclosure when applicable.

The Company acknowledges the Staff’s comment regarding discussion of results of operations for the period-to-period revenue comparisons. The Company agrees, on a going forward basis, to discuss material changes by type of reduction to gross revenue for the items discussed above, including the effect that changes in the Company’s estimates had on its revenue and results of operations.

March 13, 2014

Results of operations, page 41

5.	You disclose the status of research and development activities for your products and product candidates on page four, however, your disclosures about your research and development appear to be limited. Please provide proposed disclosure to be included in future filings to disclose the following information, broken out for each individually material project/indication.

•	The costs incurred for each period and to date

•	The nature of efforts and steps necessary to complete the project;

•	The risks and uncertainties associated with completing development;

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•	Where a future milestone can reliably determined, disclose its nature and timing.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, due to the narrow focus of the Company’s research and development program, and the fact that the program is currently 100% focused on the development of two product candidates, the Company believes that disclosure of the costs incurred for each program in such detail as the Staff is requesting would disclose highly sensitive information to the Company’s competitors and would result in significant business harm to the Company. This level of disclosure would allow competitors to perform valuation assessments, including return-on-investment, and, in turn, the Company’s competitors could develop competitive products that could result in material harm to the Company’s business. Additionally, this level of disclosure is not material to stockholders. The Company operates in one business segment and has only one approved drug; the amounts that the Company spends on particular research and development programs is less relevant to stockholders than the total expenditures incurred by the Company for research and development expenses generally.

In its future filings with the SEC, the Company will describe the nature of efforts and steps necessary to complete research and development projects for initiatives in which the required steps and actions have been determined and are known by the Company. At this time, the Company does not have sufficient certainty surrounding the nature of efforts and steps necessary to complete research and development projects to provide proposed disclosure as the nature of efforts and steps necessary to complete such projects will depend upon data from ongoing trials.

The Company also acknowledges the Staff’s request for the Company to provide disclosure of the risks and uncertainties associated with completing development of its product candidates and respectfully advises the Staff that such disclosure is provided under “Risk Factors” on pages 17-20 and 23 of the Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

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The Company also represents that, in future filings with the SEC, the Company will describe the extent and nature of additional resources that are required if the Company’s capital resources available at the time of such filings are not sufficient to complete a project. At this time, the Company does not have sufficient certainty surrounding the extent to which additional capital will be necessary for particular programs to provide the proposed disclosure requested by the Staff.

The Company further represents that, in future filings with the SEC, if a future research and development milestone can be reliably determined, the Company will disclose its nature and timing accordingly. At this time, the Company does not have sufficient certainty surrounding future milestones to provide the proposed disclosure requested by the Staff.

6.	Although you disclose the aspects of health care reform legislation that affect the company on page 25, you do not quantify its impact on your financial statements. In this regard, please provide us proposed revised disclosure to be included in MD&A in future periodic reports indicating the amount of the reduction to revenues for each period presented, as applicable, for the increased Medicaid rebate and for additional rebate associated with the Medicate Part D “donut hole.” Also, include in your proposed revised disclosure the amount of the branded prescription drug fee you recorded in your income statement for each period presented, as applicable, in which line item it is classified therein and highlight that this fee is not tax deductible. Finally, if you believe that the expected effects of health care reform legislation in 2014 and beyond will be materially different than the 2013 trends, include the expected effects in the proposed revised disclosure.

The Company acknowledges the Staff’s comment. In the Company’s discussion of health care reform legislation on page 25, it lists several key provisions of the PPACA legislation. The second provision listed is “Increase minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program,” which refers to an increase in minimum Medicaid rebates from 15.1% to 23.1%. This provision was enacted prior to the February 2011 launch of the Company’s product, NUEDEXTA, and therefore the Company did not experience an increase in reductions to revenue related to this item.

With respect to the rebates associated with the Medicare Part D “donut hole,” the amount of reduction to revenues is included in the enhanced rebates disclosure under the Company’s response to comment #4 above.

In regard to the branded prescription drug fee, to date the Company has not incurred any liability, and therefore no reduction to revenue, resulting from the branded prescription drug fee because the Company has not met the minimum sales threshold of branded drugs into the applicable government programs. The Company represents to the Staff that the Company will include disclosure for this fee once it is applicable.

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Finally, the Company has assessed the expected effects of health care reform legislation in 2014 and beyond, and at this time does not believe the effect will be materially different than the 2013 trends.

Item 10. Directors, Executive Officers and Corporate Governance, page 50

7.	We note the inclusion of Randall E. Kaye, M.D., your Senior Vice President and Chief Medical Officer, in disclosure on this page. However, disclosure regarding Dr. Kaye does not appear in your definitive proxy statement filed December 30, 2013 and incorporated by reference in your 10-K to satisfy the disclosure requirements of Item 401 of Regulation S-K. Please advise us as to why disclosure regarding Dr. Kaye does not appear in the definitive proxy. If Dr. Kaye has departed, please promptly file an Item 5.02 Current Report on Form 8-K, or advise us as to why such a filing is not applicable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Dr. Kaye was included on page 50 of the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 because the Company viewed Dr. Kaye as a key employee; Dr. Kaye was not an executive officer of the Company. Disclosure regarding Dr. Kaye was not included in the Company’s definitive proxy statement filed December 30, 2013 because Dr. Kaye was not an executive officer or named executive officer of the Company and because Dr. Kaye’s employment with the Company ended effective December 31, 2013. Because Dr. Kaye was not a named executive officer of the Company when his employment with the Company ended, a filing under Item 5.02 on a Current Report on Form 8-K was not required.

Form 8-K dated January 17, 2014

Exhibit 99.1

8.	You have presented Non-GAAP financial information without comparable GAAP financial information and reconciliation to GAAP relating to your gross revenue for the three months ended December 31, 2013. Please provide proposed disclosure to be included in future earnings press releases to comply with Regulation G and Instruction 2 to Item 2.02 of the Form 8-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company included a statement under “Note Regarding Non-GAAP Financial Information” in the earnings press release providing that the Company was “unable to provide a reconciliation of total net revenues to total gross revenues because, at this time, [the Company is] in the process of completing [its] financial statements for the three months ended December 31, 2013 and [is] finalizing the accounting of the Customer Credits that account for the difference between the gross and net revenue figures.”

March 13, 2014

The Company also respectfully advises the Staff that, in the Final Rule: Conditions for Use of Non-GAAP Financial Measures (Release No. 33-8176, 34-47226; FR-65; File No. S7-43-02) (the “Final Rule”), the Staff provided that when an issuer presents a non-GAAP financial measure that is forward-looking, if the most directly comparable GAAP financial measure is not accessible on a forward-looking basis, the issuer must disclose that fact and provide reconciling information that is available without an unreasonable effort. The Company advises the Staff that the Company is not able to determine allowances for customer credits, including estimated discounts, rebates, chargebacks and co-pay assistance, which metrics are necessary for the Company to provide total net revenues, without unreasonable effort until the financial statements for a particular reporting period are completed. The Final Rule also provides that an issuer must identify reconciling information that is unavailable and disclose its probable significance. The Company respectfully advises the Staff that the Company has disclosed in the earnings press release the reconciling information that is unavailable and represents that future earnings press releases will also describe the probable significance of the reconciling information that is unavailable.

*        *        *         *        *

We thank you in advance for your consideration of this response. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Lisa M. Kahle
Lisa M. Kahle
Ropes & Gray LLP

cc:	Christine G. Ocampo, Avanir Pharmaceuticals, Inc.
Ryan	A. Murr, Ropes & Gray LLP